

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 26, 2019

Michael Mo
Chief Executive Officer
KULR Technology Group, Inc.
1999 S. Bascom Ave., Suite 700
Campbell, California 95008

> **Re: KULR Technology Group, Inc.**
> **Registration Statement on Form S-3**
> **File No. 333-232614**
> **Filed July 11, 2019**

Dear Mr. Mo:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Thomas Jones at 202-551-3602 with any questions.

Sincerely,

Division of Corporation Finance
Office of Electronics and Machinery

cc: Jay Yamamoto, Esq.